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                                                                  Exhibit (a)(4)


                                 TRANSPRO, INC.
                                 100 Gando Drive
                          New Haven, Connecticut 06513
                               Phone: 203-401-6450
                                Fax 203-401-6470


July 5, 2001

TO EMPLOYEES HOLDING OPTIONS TO PURCHASE COMMON STOCK UNDER THE 1995 STOCK PLAN HAVING AN EXERCISE PRICE IN EXCESS OF $4.00 PER SHARE:

     Each of you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that outstanding options may not currently be providing performance incentives for our valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

     As a result, we are happy to announce that TransPro, Inc. will offer to exchange your outstanding options under the 1995 Stock Plan that have an exercise price in excess of $4.00 per share for new options that we will grant under the 1995 Stock Plan. You may tender (i.e. surrender for exchange) any of these options you hold to us for new options. You also have the right to choose not to tender any of your options.

     The number of shares of common stock subject to new options to be granted to each option holder will be equal to:

     o one-half of the number of shares subject to the options tendered by you and accepted for exchange if the exercise price of the tendered option is greater than $4.00 but less than $6.00, and

     o one-third of the number of shares subject to the options tendered by you and accepted for exchange if the exercise price of the tendered option is equal to or greater than $6.00,

as adjusted for any stock splits, stock dividends and similar events. The tendered options that we accept will be canceled shortly following the expiration of the offer to exchange. We plan to grant the new options on or about the first business day that is at least six months and one day following the date we cancel the tendered options that are accepted by us. According to our current schedule, we expect to cancel options on or about August 3, 2001, and accordingly we expect to grant new options on or about February 6, 2002.

     You must be an employee of TransPro, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you are not employed by us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

     The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the closing price per share of our common stock on the New York Stock Exchange on the date immediately preceding the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

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     Each new option will be 100% vested if the tendered options for which the new option is exchanged were 100% vested on the date of cancellation, provided that the new option may not be exercised for a period of six months after the date of grant. Each new option that is received in exchange for tendered options not fully vested on the date of cancellation will be subject to a new vesting schedule such that such new options will vest at the rate of one-third of the total shares underlying the option on the one-year anniversary of the date of grant and one-third of the total shares on each of the two-year and three-year anniversaries of the date of grant.

     The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

     Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender, which are all enclosed with this letter. You should carefully read the entire offer to exchange, letter of transmittal and notice to withdraw tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the offer to exchange and other documents referenced in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently schedule to expire at 5:00 p.m., New York time, on August 2, 2001.

     If you have any questions about the offer, please call the undersigned at (203) 401-6414.

     We thank you for your continued efforts on behalf of TransPro, Inc.



Sincerely,



Jeffrey L. Jackson
Vice President - Human Resources

Enclosures


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